Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in this registration statement on Form S-3 of Teladoc, Inc. of our report dated May 5, 2017, except for the reclassification of preferred stock as described in Note 11(h), which is as of June 20, 2017, with respect to the consolidated balance sheets of Best Doctors Holdings, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the Form 8-K/A of Teladoc, Inc. dated August 3, 2017, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Cambridge, Massachusetts

July 23, 2018